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AMERICAN ENVIRONMENTAL CORPORATION
705 Yucca Street
Boulder City, Nevada  89005
Tel: (702) 294-3870


June 6, 2000

Ms. Goldie Walker
Program Manager
Office of Small Business
United States Securities and Exchange Commission
Washington, DC  20549

Re:  American Environmental, Inc.
     Form 10-SB, as amended
     SEC File No.: 0-26491

Dear Ms. Walker:

American Environmental, Inc. (the "Company") hereby requests the withdrawal, without prejudice, of the above referenced general form of registration of securities of small business issuers on form 10-SB.

If you have any questions please telephone the Company's legal counsel, Taylor and Associates, Inc., at (801) 463-6080.

Sincerely,

AMERICAN ENVIRONMENTAL, INC.

/S/ Richard A. Steinke, President